UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

GENMARK DIAGNOSTICS, INC.

(Name of Subject Company)

GERONIMO ACQUISITION CORP.

A wholly owned subsidiary of

ROCHE HOLDINGS, INC.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

372309104

(CUSIP Number of Class of Securities)

Bruce Resnick

Roche Holdings, Inc.

1 DNA, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sharon R. Flanagan

John H. Butler

Sidley Austin LLP

555 California Street

San Francisco, California 94104

Telephone: (415) 772-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,831,626,346	$199,830

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Value was calculated by adding (i) the product of (A) 73,596,658 outstanding shares (“Shares”) of common stock of GenMark Diagnostics, Inc. (“GenMark”), and (B) $24.05 (the “Offer Price”); (ii) the product of (A) 693,995 Shares subject to issuance pursuant to outstanding GenMark stock options and (B) $12.71, which is the difference between the $24.05 per share tender offer price and $11.34, the average weighted exercise price of such options (all of which are “in-the-money”); (iii) the product of (A) outstanding restricted stock units in respect of 3,439,519 Shares subject to such restricted stock units (with any applicable performance conditions deemed to be achieved at maximum performance) and (B) the Offer Price; and (iv) the product of (A) 52,009 Shares which are estimated to be subject to outstanding purchase rights under the Company’s employee stock purchase price and (B) the Offer Price. The foregoing figures have been provided by GenMark to the offerors as of March 19, 2021, the most recent practicable date.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction valuation by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $199,830	Filing Party: Roche Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 25, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) to the Tender Offer Statement on Schedule TO (as previously amended, together with any subsequent amendments thereto and together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on March 25, 2021 by Roche Holdings, Inc., a Delaware corporation (“Parent”), and Geronimo Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). This Amendment No. 3 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of GenMark Diagnostics, Inc., a Delaware corporation (“GenMark”), at a purchase price of $24.05 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with any amendments or supplements thereto from time to time, constitutes the “Offer”). The expiration date of the Offer was at 12:00 midnight, Eastern Time, at the end of the day on Wednesday, April 21, 2021.

Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.

Items 1 through 9, and Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The following is hereby added as a new section at the end of the Offer to Purchase:

“19. Expiration of the Offer

The Offer and withdrawal rights expired at 12:00 midnight, Eastern Time, at the end of the day on April 21, 2021 (such date and time, the “Expiration Time”). Citibank, N.A. (the “Depositary”) has advised that, as of the Expiration Time, 61,201,761 Shares had been validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer, representing approximately 82.89% of the Shares outstanding at the time of the expiration of the Offer. In addition, Notices of Guaranteed Delivery had been delivered for 2,564,732 Shares, representing approximately 3.47% of the Shares outstanding at the time of the expiration of the Offer. The number of Shares validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition.

All conditions to the Offer having been satisfied or waived, on April 22, 2021, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time, and payment of the Offer Price for such Shares will be made promptly.

Following expiration of the Offer and acceptance for payment of the Shares, Parent completed its acquisition of GenMark by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of GenMark in accordance with Section 251(h) of the DGCL. At the Effective Time, Purchaser was merged with and into GenMark, with GenMark continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares held by GenMark or any of its subsidiaries, Parent, Purchaser, any other subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was cancelled and converted into the right to receive an amount in cash equal to the Offer Price, net to the seller in cash, without interest and less any required withholding taxes. The Shares will no longer be listed on the Nasdaq Global Market.

On April 22, 2021, the Company and Roche Holding Ltd, the ultimate parent company of Parent, issued a joint media release relating to the expiration of the Offer and the anticipated consummation of the Merger. The joint media release is attached as Exhibit (a)(5)(xiv) hereto, and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(xiv)	Joint Media Release issued by Roche and GenMark on April 22, 2021.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 22, 2021

GERONIMO ACQUISITION CORP.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President, Treasurer and Assistant Secretary

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President

Exhibit Index

Exhibit No.	Description

(a)(1)(i)†	Offer to Purchase, dated as of March 25, 2021.

(a)(1)(ii)†	Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)†	Notice of Guaranteed Delivery.

(a)(1)(iv)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)†	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)†	Summary Advertisement as published in the Wall Street Journal on March 25, 2021.

(a)(5)(i)†	Joint Media Release issued by Roche and GenMark on March 15, 2021 (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 15, 2021).

(a)(5)(ii)†	Q&A Acquisition of GenMark Diagnostics, Inc. dated March 15, 2021 (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 15, 2021).

(a)(5)(iii)†	Social media content by F. Hoffmann-La Roche Ltd on www.twitter.com (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 15, 2021).

(a)(5)(iv)†	Social media content by Roche Diagnostics on www.twitter.com (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 17, 2021).

(a)(5)(v)†	Social media content by F. Hoffmann-La Roche Ltd on www.twitter.com (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 18, 2021).

(a)(5)(vi)†	Complaint filed by Ernest Mancini, on March 29, 2021, in the United States District Court, District of Delaware.

(a)(5)(vii)†	Complaint filed by Shiva Stein, on March 26, 2021, in the United States District Court, District of Delaware.

(a)(5)(viii)†	Complaint filed by Dennis Evangelista, on March 31, 2021, in the United States District Court, District of Southern California.

(a)(5)(ix)†	Complaint filed by Bryan Anderson, on April 2, 2021, in the United States District Court, District of Southern California.

(a)(5)(x)†	Complaint filed by Anthony Franchi, on April 5, 2021, in the United States District Court, District of Delaware.

(a)(5)(xi)†	Complaint filed by Rick Turpin, on April 5, 2021, in the United States District Court, Eastern District of New York.

(a)(5)(xii)†	Complaint filed by Allan Wanamaker, on April 6, 2021, in the United States District Court, Southern District of New York.

(a)(5)(xiii)†	Complaint filed by Alex Ciccotelli, on April 6, 2021, in the United States District Court, Eastern District of Pennsylvania.

(a)(5)(xiv)*	Joint Media Release issued by Roche and GenMark on April 22, 2021.

(b)	Not applicable.

(d)(1)†	Agreement and Plan of Merger, dated as of March 12, 2021, among Roche Holdings, Inc., Geronimo Acquisition Corp. and GenMark Diagnostics, Inc. (incorporated by reference to Exhibit 2.1 of the GenMark Diagnostics, Inc. Current Report on Form 8-K (File No. 001-34753) filed with the Commission on March 15, 2021).

(d)(2)†	Confidentiality Agreement, dated as of February 19, 2020, as amended as of February 1, 2021, between Roche Holdings, Inc. and GenMark Diagnostics, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith
†	Previously filed.